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Amazon

Peter Larsen

Vice President, Amazon Freight & Amazon Shipping

Seattle, Washington · 500+ connections · See contact info

About

I build new product & services and the global teams that make them happen, in both start-ups and big companies. Proven cliff leaper.

Activity

2,008 followers



Great program!

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Hey Seattleites, come join me at The Amazon Spheres on June 18th and...

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I thought this was a worthwhile (and quick) read.

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Experience

Amazon
11 yrs 9 mos

Vice President, Amazon Freight & Amazon Shipping
Jan 2019 – Present · 6 mos
Greater Seattle Area

End-to-end leader of North American operations, product management, design, research science and software development for Amazon's line haul logistics network. Founding leader and Global P&L owner of Amazon Shipping, a business that provides small parcel and freight services to Amazon 3P sellers.

Vice President, Delivery Technology
Feb 2016 – Jan 2019 · 3 yrs
Greater Seattle Area

Led Global P&L, product management, design, research science, and software development for logistics products such as Amazon Lockers, Amazon Key, Your Orders & Delivery Notifications (including Photo on Demand and Map Tracking), and Amazon Shipping.

Vice President, Devices
2012 – Feb 2016 · 4 yrs
Greater Seattle Area

subscription content services for kids, and Fire tablet, Kids Edition.

Director, Devices
Dec 2010 – Jul 2012 · 1 yr 8 mos
Greater Seattle Area

Founding leader of the Fire tablet product line.

Director, Digital Reading
Oct 2007 – Nov 2010 · 3 yrs 2 mos
Greater Seattle Area

Leader of product management and software development teams for multiple products related to reading.

CEO
Enpocket
2002 – 2006 · 4 yrs
London, United Kingdom

One of the original mobile phone advertising start-ups. Sold to Nokia in 2007.

Product Management, Business Development, Developer Relations
Liberate Technologies
Jul 1998 – Jul 2001 · 3 yrs 1 mo
San Francisco Bay Area

One of the original interactive TV start-ups. IPO in 1999.

Product Management
Apple
Jul 1997 – Jul 1998 · 1 yr 1 mo
San Francisco Bay Area

Evangelist
General Magic
Jun 1996 – May 1997 · 1 yr
San Francisco Bay Area

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Education

Cornell University - S.C. Johnson Graduate School of Management
MBA
1994 – 1996

University of Wisconsin-Madison

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Board Member

Bellwether Housing

Apr 2017 – Present • 2 yrs 3 mos

Social Services

Bellwether Housing develops and manages affordable homes for people with limited incomes near job centers, transit, and services in the Seattle area.

Skills & Endorsements

Product Management · 76

Endorsed by **JP Wollersheim and 13 others who are highly skilled at this**

Endorsed by **30 of Peter's colleagues at Amazon**

Mobile Devices · 57

Endorsed by **Ian Freed and 9 others who are highly skilled at this**

Endorsed by **20 of Peter's colleagues at Amazon**

E-commerce · 51

Endorsed by **Tom Weiland and 3 others who are highly skilled at this**

Endorsed by **19 of Peter's colleagues at Amazon**

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